VIA EDGAR

January 2, 2013

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

US Securities and Exchange Commission

100 F Street, N.E.

Room 4733

Washington, DC 20549

Attn: Tabitha Akins and Mary Mast

Re:	BioDelivery Sciences International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 19, 2012
Form 10-Q for the Quarterly Period Ended June 30, 2012
Filed August 9, 2012
File No. 001-31361

Dear Mr. Rosenberg:

BioDelivery Sciences International, Inc. (the “Company”) acknowledges receipt of certain oral comments regarding the above referenced filings from the staff of the Securities and Exchange Commission (the “Staff”), which comments were provided on December 20, 2012.

The Company is required to respond to the Staff’s comments by Monday, January 7, 2013. The Company hereby requests the opportunity to submit a response to the Staff’s comments by Friday, January 11, 2013. Based on discussions between the Staff and the Company’s legal counsel, it is the Company understanding that the Staff will agree to this request.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions or comments, please contact me at (813) 864-2562 or our legal counsel, Lawrence A. Rosenbloom, Esq. of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Sincerely,

/s/ James A. McNulty

James A. McNulty, CPA
Treasurer, Secretary and Chief Financial Officer
BioDelivery Sciences International, Inc.

Attachments

cc:	William B. Stone, Chairman, Audit Committee
Mark A. Sirgo, Pharm.D.
Cherry, Bekaert & Holland, L.L.P.